TRANSWITCH CORPORATION
Three Enterprise Drive
Shelton, CT 06484

August 10, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Filing Desk

Re:	TranSwitch Corporation / Application For Withdrawal on Form AW
Pursuant to Rule 477 of the Securities Act of 1933, as amended
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-151113)

Ladies and Gentlemen:

On July 15, 2009, TranSwitch Corporation, a Delaware corporation (the “Company”), filed a Post- Effective Amendment No. 1 to the Registration Statement on Form S-8 No. 333-151113 (the “Registration Statement”) with the Securities and Exchange Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the Registration Statement filed as an POS AM. Due to a technical error, the Registration Statement had been misfiled as a POS AM.  No securities were sold in connection with the Registration Statement. The Company intends to re-file the Registration Statement on a Form S-8 Registration Statement.

If you have any questions regarding this letter, please contact the undersigned at (203) 929-8810, or Jessica H. Collins, Esq. of Brown Rudnick LLP at (617) 856-8358.

Sincerely,

TRANSWITCH CORPORATION

By: /s/ Robert A. Bosi
Robert A. Bosi
Vice President and Chief Financial Officer

cc:
Dr. Santanu Das (TranSwitch Corporation)
Jessica H. Collins, Esq. (Brown Rudnick LLP)